Exhibit 12(c)

PPL MONTANA, LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

12 Months Ended
September 30, 2001	December 31, 2000
Fixed charges, as defined:
Interest expense on credit facility	$ 4	$ 16
Amortization of financing costs	1	3
Amortization of wholesale energy commitments	6	7
Interest with rental expense	16	6

Total fixed charges	$ 27	$ 32

Earnings, as defined:
Net income	$ 162	$ 88

Add (Deduct):
Income taxes	106	58

Total fixed charges as above	27	32

Total earnings	$ 295	$ 178

Ratio of earnings to fixed charges	10.93	5.56